October 29, 2018

Marshall Barber
Executive Vice President and Chief Financial Officer
Six Flags Entertainment Corp
924 Avenue J East
Grand Prairie TX 75050

       Re: Six Flags Entertainment Corp
           Form 10-K for Fiscal Year Ended December 31, 2017
           File No. 001-13703

Dear Mr. Barber:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure